UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 8)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   May 3, 2002
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

            Introduction. This Amendment No. 8 amends and supplements the
Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by musicmaker.com, Inc. ("musicmaker"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.


            Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

            On May 3, 2002, musicmaker filed suit against the Company in the Court of Chancery of the State of Delaware In and For New Castle County. musicmaker alleges that the Company has failed to timely hold its 2002 Annual Meeting in accordance with Delaware law. A copy of the complaint is filed as
Exhibit 99.14 hereto and incorporated herein by reference.

            On May 8, 2002, during a conference call with the Court, the Company informed the Vice Chancellor that it intended to file a motion to dismiss musicmaker's complaint on the grounds that the Court lacked subject matter jurisdiction and that the issues set forth in the complaint were not ripe for adjudication.

            Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

            99.14 Complaint filed on May 3, 2002 against Liquid Audio, Inc. in the Court of Chancery of the State of Delaware In and For New Castle County.



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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:    May 9, 2002

                                       MUSICMAKER.COM, INC.


                                       By /s/ James A. Mitarotonda
                                         -------------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Seymour Holtzman
                                         -------------------------------------
                                        Name:   Seymour Holtzman
                                        Title:  Chairman and Chief Executive
                                                Officer

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s/ James A. Mitarotonda
                                          -----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member

                                       By /s/ Morgan B. Stark
                                         -------------------------------------
                                        Name:   Morgan B. Stark
                                        Title:  Executive Vice President

                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James A. Mitarotonda
                                          ------------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  Partner



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